Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-206169, 333-206169-01

Supplementing the Preliminary Prospectus

Supplement dated August 10, 2017

(To the Prospectus dated December 3, 2015)

INTERCONTINENTAL EXCHANGE, INC.

August 10, 2017

$500,000,000 2.350% SENIOR NOTES DUE 2022

$500,000,000 3.100% SENIOR NOTES DUE 2027

The information in this pricing term sheet relates to the offering (the “Offering”) of 2.350% Senior Notes due 2022 and 3.100% Senior Notes due 2027 (collectively, the “Notes”) of Intercontinental Exchange, Inc. (the “Issuer”), and should be read together with the preliminary prospectus supplement dated August 10, 2017 relating to the Offering, and the accompanying prospectus dated December 3, 2015 included in the Issuer’s Registration Statement on Form S-3 (File No. 333-206169, 333-206169-01) (as supplemented by such preliminary prospectus supplement, the “Preliminary Prospectus”). Capitalized used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer:	Intercontinental Exchange, Inc.

Guarantor:	NYSE Holdings LLC

Expected Ratings (Moody’s / S&P)*:	A2 / A

Securities:	2.350% Senior Notes due 2022 (the “2022 Notes”) 3.100% Senior Notes due 2027 (the “2027 Notes”)

Principal Amount:	$500,000,000 of the 2022 Notes $500,000,000 of the 2027 Notes

Trade Date:	August 10, 2017

Settlement Date:	August 17, 2017 (T+5)

Maturity:	September 15, 2022 for the 2022 Notes September 15, 2027 for the 2027 Notes

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing March 15, 2018

Coupon (Interest Rate):	2.350% for the 2022 Notes 3.100% for the 2027 Notes

Price to Public:	99.771% of the principal amount for the 2022 Notes 99.792% of the principal amount for the 2027 Notes

Benchmark Treasury:	1.875% due July 31, 2022 for the 2022 Notes 2.375% due May 15, 2027 for the 2027 Notes

Benchmark Treasury Price and Yield:	100-14 3⁄4 / 1.778% for the 2022 Notes 101-15 3⁄4 / 2.204% for the 2027 Notes

Spread to Benchmark Treasury:	T + 62 basis points for the 2022 Notes T + 92 basis points for the 2027 Notes

Yield to Maturity:	2.398% for the 2022 Notes 3.124% for the 2027 Notes

Optional Redemption:

2022 Notes: Make-whole call at any time prior to August 15, 2022 (one month prior to the maturity date of the 2022 Notes) at T+10 basis points; par call at any time on or after August 15, 2022 (one month prior to the maturity date of the 2022 Notes).

2027 Notes: Make-whole call at any time prior to June 15, 2027 (three months prior to the maturity date of the 2027 Notes) at T+15 basis points; par call at any time on or after June 15, 2027 (three months prior to the maturity date of the 2027 Notes).

Net Proceeds to the Issuer (Before Offering Expenses):	$991,565,000 ($495,855,000 from the 2022 Notes, and $495,710,000 from the 2027 Notes)

CUSIP Number:	45866F AE4 for the 2022 Notes 45866F AF1 for the 2027 Notes

ISIN Number:	US45866FAE43 for the 2022 Notes US45866FAF18 for the 2027 Notes

	2022 Notes	2027 Notes

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC MUFG Securities Americas Inc. Loop Capital Markets LLC Mizuho Securities USA LLC PNC Capital Markets LLC	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC MUFG Securities Americas Inc. BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc.

Senior Co-Managers:	BBVA Securities Inc. BMO Capital Markets Corp. Fifth Third Securities, Inc.	Loop Capital Markets LLC Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC Goldman Sachs & Co. LLC	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC SG Americas Securities, LLC Goldman Sachs & Co. LLC

*Note: An explanation of the significance of securities ratings may be obtained from the assigning rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the 2022 Notes and the 2027 Notes should be evaluated independently from similar ratings of other securities. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wells Fargo Securities, LLC or MUFG Securities Americas Inc. can arrange to send you the prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com, or MUFG Securities Americas Inc. toll-free at 1-877-649-6848 or prospectus@us.sc.mufg.jp.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT BY BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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